
LaSalle Bank
ABN AMRO

135 S. LaSalle Street, Suite 1625
Chicago, IL 60603
USA

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

Statement Date:	15-Nov-06
Payment Date:	15-Nov-06
Prior Payment:	15-May-06
Next Payment:	15-May-07
Record Date:	10-Nov-06

Administrator:
Andy Streepey 312.904.9387
andy.streepey@abnamro.com

ABN AMRO Acct: 723469.1

Reporting Package Table of Contents

Analyst:
Samir Ghia 714.259.6822
samir.ghia@abnamro.com

Issue Id: SAT00601

Monthly Data File Name: SAT00601_200611_3.ZIP

Closing Date:	28-Feb-2006
First Payment Date:	15-May-2006
Rated Final Payment Date:	15-Nov-2096
Determination Date:	15-Nov-2006

Trust Collection Period
5/16/2006 - 11/15/2006

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley & Co. Incorporated

Rating Agency: Moody's Investors Service, Inc./Standard & Poor's

Information is available for this issue from the following sources

LaSalle Web Site	www.etrustee.net
LaSalle Factor Line	800.246.5761



Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

WAC: 7.250000%

Grantor Trust
ABN AMRO Acct: 723469.1

Class	Original Face Value (1)		Opening Balance	Principal Payment	Principal Adj. or Loss	Negative Amortization	Closing Balance	Interest Payment (2)	Interest Adjustment	Pass-Through Rate
CUSIP			Per $ 1000	Per $ 1000	Per $ 1000	Per $ 1000	Per $ 1000	Per $ 1000	Per $ 1000	Next Rate(3)
A	79,795,000.00		79,795,000.00	0.00	0.00	0.00	79,795,000.00	2,792,825.00	0.00	7.0000000000%
80412D105			1000.000000000	0.000000000	0.000000000	0.000000000	1000.000000000	34.999999957	(0.000000043)	Fixed
B	2,191,000.00	N	2,191,000.00	0.00	0.00	0.00	2,191,000.00	94,243.75	0.00	0.0000000000%
80412DAA3			1000.000000000	0.000000000	0.000000000	0.000000000	1000.000000000	43.014034947	(0.000000053)	N/A
Total	79,795,000.00		79,795,000.00	0.00	0.00	0.00	79,795,000.00	2,887,068.75	0.00	

Total P&I Payment	2,887,068.75

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated. * Denotes Controlling Class*

14-Nov-2006 - 08:58 (2863-2865) © 2006 LaSalle Bank N.A.

LaSalle Bank
ABN AMRO

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

Statement Date:	15-Nov-06
Payment Date:	15-Nov-06
Prior Payment:	15-May-06
Next Payment:	15-May-07
Record Date:	10-Nov-06

ABN AMRO Acct: 723469.1

Cash Reconciliation Summary

Interest Summary	
Current Scheduled Interest	2,892,568.75
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Other Adjustment	0.00
Total	2,892,568.75
Unscheduled Interest:	
PPY/YM Penalties (+)	0.00
Other Interest Proceeds (+)	0.00
Retained Interest (-)	0.00
Total	0.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	2,892,568.75
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	(5,500.00)
Fee Strips	0.00
Misc. Fees	0.00
Total	(5,500.00)
Total Interest Due Certs	2,887,068.75

Principal Summary	
Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	2,892,568.75
Remittance P&I Due Certs	2,887,068.75

Pool Balance Summary	Balance	Count
Beginning Pool	79,795,000.00	2
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	79,795,000.00	2

Servicing Fee Summary	
Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary	
Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

LaSalle Bank
ABN AMRO

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

ABN AMRO Acct: 723469.1
Bond Interest Reconciliation Detail

Class	Accrual Method	Accrual Days	Opening Balance	Pass-Through Rate	Accrued Certificate Interest	Total Interest Additions	Total Interest Deductions	Distributable Certificate Interest	Interest Payment Amount	Current Period Shortfall Recovery	Remaining Outstanding Interest Shorfalls	Credit Support Original	Credit Support Current (1)
A	30/360	180	79,795,000.00	7.000000%	2,792,825.00	0.00	0.00	2,792,825.00	2,792,825.00	0.00	0.00	NA	NA
B	30/360	180	2,191,000.00	0.000000%	94,243.75	0.00	0.00	94,243.75	94,243.75	0.00	0.00	NA	NA
					2,887,068.75	0.00	0.00	2,887,068.75	2,887,068.75	0.00	0.00		

(1) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

LaSalle Bank
ABN AMRO

Statement Date: 15-Nov-06
Payment Date: 15-Nov-06
Prior Payment: 15-May-06
Next Payment: 15-May-07
Record Date: 10-Nov-06

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

ABN AMRO Acct: 723469.1
Bond Interest Reconciliation Detail

| Class | Prior Interest Due Date | Current Interest Due Date | Additions | | | | | Deductions | | | Distributable Certificate Interest | Interest Payment Amount |
			Prior Interest Shortfall Due	Interest Accrual on Prior Shortfall	Prepayment Premiums	Yield Maintenance	Other Interest Proceeds (1)	Allocable PPIS	Deferred & Accretion Interest	Interest Loss Expense		
A	15-May-2006	15-Nov-2006	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,792,825.00	2,792,825.00
B	15-May-2006	15-Nov-2006	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	94,243.75	94,243.75
			0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,887,068.75	2,887,068.75

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the Bondholder's Distributable Interest.



Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

Statement Date:	15-Nov-06
Payment Date:	15-Nov-06
Prior Payment:	15-May-06
Next Payment:	15-May-07
Record Date:	10-Nov-06

ABN AMRO Acct: 723469.1
Rating Information

Class	CUSIP	Original Ratings			Rating Change/Change Date(1)					
		Fitch	Moody's	S&P	Fitch	Moody's		S&P		
A	80412D105	NR	A3	A-		Ba1	7/10/06	BB+	10/3/06	
B	80412DAA3	NR	NR	NR				BB+	10/3/06	

NR - Designates that the class was not rated by the rating agency.

(1) Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to LaSalle within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, LaSalle recommends that investors obtain current rating information directly from the rating agency.

LaSalle Bank
ABN AMRO

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

ABN AMRO Acct: 723469.1

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

LaSalle Bank
ABN AMRO

Structured Asset Trust Unit Repackagings (SATURNS)
Tribune Company Debenture Backed
Series 2006-1

Statement Date:	15-Nov-06
Payment Date:	15-Nov-06
Prior Payment:	15-May-06
Next Payment:	15-May-07
Record Date:	10-Nov-06

ABN AMRO Acct: 723469.1
Other Related Information

Swap Information

Swap Recipients	Swap Amount Received	Next Swap Rate
None	0.00	0.00%

Underlying Information

Name	The Times Mirror Company 7.25% Debentures
Cusip	887360AT2
Balance	79,795,000.00
Current Rate	7.25%
Next Rate	7.25%
Amount Received	2,892,568.75
Ratings Moody/S&P/Fitch	BA1/BB+/NR